File No. 811-4755

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                   FORM N-8B-2

            Registration Statement of Unit Investment Trust Pursuant
              to Section 8(b) of the Investment Company Act of 1940






         _X_      Not the issuer of periodic payment plan certificates

         ___      Issuer of periodic payment plan certificates


                   Delaware Investments Unit Investment Trust

                                -----------------

         The purpose of this Amendment No. 2 is to reflect the addition of Delaware Capital Management, Inc. as Depositor for both (a) Delaware Investments Unit Investment Trust, Series 19 and Subsequent Series, and (b) Delaware Investments Tax-Exempt Trust, Series 15 and Subsequent Series, and to reflect the addition of The Chase Manhattan Bank as Trustee for Delaware-Voyageur Tax-Exempt Trust, Series 1 and Subsequent Series and Delaware-Voyageur Unit Investment Trust, Series 1 and Subsequent Series.


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I.       ORGANIZATION AND GENERAL INFORMATION


1.       (a)      Furnish name of the trust and the Internal Revenue Service
                  Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation).

                  Delaware Investments Unit Investment Trust

                  I.R.S. Employer Identification Number:  None.

         (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP

                                 --evidencing--

                            an undivided interest in

              Delaware Investments Unit Investment Trust, Series 1*

                                       and

                            CERTIFICATE OF OWNERSHIP

                                 --evidencing--

                            an undivided interest in

                Delaware Investments Tax-Exempt Trust, Series 1*


2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         For Voyageur Unit Investment Trust Series 1 through Series 3:

         Dougherty, Dawkins, Strand & Yost Incorporated
         100 Sough Fifth Street, Suite 2300
         Minneapolis, Minnesota 55402.

--------
*  Or appropriate Subsequent Series Designation

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         I.R.S. Employer Identification Number:      41-1300840

         For Delaware-Voyageur Tax-Exempt Trust, Series 1 through 12 and Delaware Group Tax-Exempt Trust, Series 13:

         Delaware Management Company, Inc.
         One Commerce Square
         Philadelphia, Pennsylvania 19103

         I.R.S. Employer's Identification Number:  13-3465352

         For Delaware-Voyageur Unit Investment Trust, Series 1 through 14 and Delaware Group Unit Investment Trust, Series 15 through 16:

         Delaware Management Company, Inc.
         One Commerce Square
         Philadelphia, Pennsylvania 19103

         I.R.S. Employer's Identification Number:  13-3465352

         For Delaware Investments Tax-Exempt Trust, Series 14:

         Delaware Investment Advisers
         One Commerce Square
         Philadelphia, Pennsylvania 19103

         I.R.S. Employer's Identification Number:  23-2859589

         For Delaware Investments Unit Investment Trust, Series 17 through 18:

         Delaware Investment Advisers
         One Commerce Square
         Philadelphia, Pennsylvania 19103

         I.R.S. Employer's Identification Number:  23-2859589

         For Delaware Investments Tax-Exempt Trust, Series 15 and Subsequent
         Series:

         Delaware Capital Management, Inc.
         One Commerce Square
         Philadelphia, Pennsylvania 19103

         I.R.S. Employer's Identification Number:  23-2751025

         For Delaware Investments Unit Investment Trust, Series 19 and Subsequent Series:


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         Delaware Capital Management, Inc.
         One Commerce Square
         Philadelphia, Pennsylvania 19103

         I.R.S. Employer's Identification Number:  23-2751025


3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust, indicating for which class or series of securities each custodian or trustee is acting.

         For Voyageur Unit Investment Trust, Series 1 through Series 3:

         The Bank of New York, Wall Street Trust division, 67 Broad Street, New York, New York 1004, is the Trustee of the Trust acting for the series of securities mentioned in the answer to Item 1(b) herein.

                  I.R.S. Employer Identification Number:  13-4941102.



         For Delaware-Voyageur Tax-Exempt Trust, Series 1 through 12; Delaware Group Tax-Exempt Series 13; Delaware Investments Tax-Exempt Series 14 and Subsequent Series; Delaware-Voyageur Unit Investment Trust, Series 1 through 14; Delaware Group Unit Investment Trust, Series 15 through 16 and Delaware Investments Unit Investment Trust, Series 17 and Subsequent Series:

         The Chase Manhattan Bank, 4 New York Plaza, New York, New York 10004-2413, is the Trustee of the Trust acting for the series of securities mentioned in the answer to Item 1(b) herein.

                  I.R.S. Employer Identification Number:  13-4994650

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

         The State of New York for Voyageur Unit Investment Trust, Series 1 through Series 3; Delaware-Voyageur Tax-Exempt Trust, Series 1 through 12; Delaware Group Tax-Exempt Series 13; Delaware Investments Tax-Exempt Series 14 and Subsequent Series; Delaware-Voyageur Unit Investment Trust, Series 1 through 14; Delaware Group Unit Investment Trust, Series 15 through 16 and Delaware Investments Unit Investment Trust, Series 17 and Subsequent Series.


7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.

                  Former Name                   Approximate Date of Change
                  -----------                   --------------------------

         Voyageur Unit Investment Trust                 May 1, 1997


11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

         Each Trust will consist of common stocks, preferred stocks, bonds, notes, other fixed income securities, other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof (plus Contract Obligations, Replacement Securities, additional Securities and Substitute Securities, if any) (collectively referred to herein as the "Securities"), all undistributed interest received or accrued thereon and any undistributed cash realized from the sale, redemption or other disposition of the Securities deposited in the Trust.

                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, DELAWARE CAPITAL MANAGEMENT, INC., the Sponsor of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Philadelphia and the State of Pennsylvania on the 5th day of May, 1998.

                                     DELAWARE INVESTMENTS UNIT INVESTMENT TRUST

                                     By DELAWARE CAPITAL MANAGEMENT, INC.
                                          Sponsor



                                     By:/s/ Wayne A. Stork_____________________
                                  Chairman of the Board of Directors and
                                      President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on May 5, 1998.

     SIGNATURE                               TITLE

Wayne A. Stork
---------------------------
Wayne A. Stork               Chairman of the Board of Directors and President


George M. Chamberlain, Jr.
---------------------------
George M. Chamberlain, Jr.   Director, Senior Vice President, Secretary and
                               General Counsel


Bruce D. Barton
---------------------------
Bruce D. Barton              Director


David K. Downes
---------------------------
David K. Downes              Senior Vice President, Chief Operating Officer, and
                               Chief Financial Officer